================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For August 27, 2004

                        International Uranium Corporation
                 -----------------------------------------------
                 (Translation of registrant's name into English)

    Independence Plaza, Suite 950, 1050 Seventeenth Street, Denver, CO 80265
    ------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F [X]              Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes [ ]                           No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________________.

================================================================================

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       International Uranium Corporation
                                       ---------------------------------
                                                 (Registrant)

Date: August 27, 2004                  By:  /s/ Ron F. Hochstein
                                            ------------------------------------
                                            Ron F. Hochstein, President



                                  EXHIBIT INDEX

Exhibit Number     Description
--------------     ------------
       1           Third Quarter Report for period ending June 30, 2004

REPORT TO SHAREHOLDERS
3RD QUARTER 2004
(U.S. DOLLARS)

Through the first six months of fiscal 2004 uranium prices increased from $12.20 per pound U(3)O(8), on September 30, 2003 to $17.50 per pound by the end of March 2004, an increase of over 43%. In the third quarter of fiscal 2004, the uranium price continued to increase to $18.50 per pound before the typical summer market inactivity set in to hold the price at that level for over eight weeks. In the past couple of weeks, although activity in the spot market is still minimal, increased activity in the long term market has resulted in an increase in the published uranium spot price of $0.50 per pound to $19.00 per pound U(3)O(8). Many analysts believe that this past summer is the "calm before the storm". As the uranium market fundamentals continue to strengthen from the suppliers view point, many utilities are lining up at the starting gate and the question remains, "When will the starting gun fire?" Also, will the race be a one hundred yard dash resulting in a rapid increase in uranium prices, or a marathon, resulting in a slow steady increase in uranium prices. Only time will tell. Based on the strong market fundamentals, International Uranium Corporation ("IUC" or the "Company") continues to expand its uranium exploration activities, in both Canada and Mongolia, to evaluate acquisition opportunities, and to study the feasibility of re-opening its U.S. uranium/vanadium mines.

In the Athabasca Basin region of northern Saskatchewan, Canada, the Company began its summer drilling program on the Moore Lake project in late June. The program was delayed this year due to a late spring break-up. Nevertheless the Company and its partner, JNR Resources Inc. ("JNR"), have planned a 15,000 meter drilling program for the remainder of 2004 and winter of 2005. The drilling program on the Moore Lake property this year has focused on following up on the high grade Maverick Zone to further refine the resource potential and provide a better understanding of the controlling features of the deposit. To date, a total of 3,266 meters have been drilled in nine drill holes during the very successful summer program. The results have illustrated the high grade potential of the Maverick Zone. Four of the first nine holes returned several high grade intercepts in Holes ML-48, ML-49, ML-54 and ML-55, as shown below.


HOLE                   INTERVAL (m)           LENGTH (m)          U(3)O(8) %
----------------------------------------------------------------------------
ML-48                 269.00- 273.70            4.7                 4.01
including             270.00-272.70             2.7                 6.74
----------------------------------------------------------------------------
ML-49                 262.00-266.50             4.5                 2.41
including             262.50-265.00             2.5                 4.17
----------------------------------------------------------------------------
ML-54                 264.50- 269.50            5.0                 3.50
including             266.00-268.50             2.5                 6.52
----------------------------------------------------------------------------
ML-55                 263.00-269.20             6.2                 5.14
including             263.50-267.90             4.4                 7.02
----------------------------------------------------------------------------

The Company is extremely excited about these results. A second drill will begin drilling on the Moore Lake project within a few days and the remainder of the program will focus on further defining the Maverick Zone, as well as expansion of the high grade zone along the main graphitic conductor. A ground geophysical program carried out this summer has extended the potential strike length of the graphitic conductor to approximately three kilometers.

In addition to its program on the Moore Lake project, the Company has also carried out a mapping and boulder sampling program on the Pendleton Lake project, in which IUC can earn a 75% interest from JNR through expenditures of $500,000. The results from this sampling campaign are not yet available. Currently the Company's land position on both optioned and 100% owned property in the Athabasca Basin is approximately 125,000 hectares. The Company has started planning its 2005 winter exploration program which, in addition to the Moore Lake drilling program, will include additional drilling programs on a least two additional project areas.

In addition to its Canadian exploration program, the Company has begun a summer reconnaissance uranium exploration program centered on its Gurvan-Saihan Joint Venture ("GSJV") in-situ leach uranium project in Mongolia. During the quarter, the Company, on behalf of the GSJV, acquired an additional seven licenses in six different areas totaling approximately 540,000 hectares, which brings the GSJV total land position in Mongolia to 1.65 million hectares. All of the new license areas are located in the Central Gobi region and lie along the same regional belt of sedimentary basins that host significant uranium mineralization at the GSJV's Hairhan and Haraat deposits. The focus is for sandstone-hosted deposits that can be mined using in-situ leach technology. The Company will be performing additional reconnaissance geological field programs on the new areas as well as other potential new areas in anticipation of an extensive drill program next year.

With respect to IUC's U.S. uranium properties, further increases in both uranium and vanadium prices above current levels would be required in order for the Company to recommence its U.S. mining activities; however, the Company has commenced studying the feasibility of restarting some of these mines in light of the increase in uranium price and market projections.

The Company is now seeing a level of activity not seen since 1997-98 with exploration activities in Mongolia and Canada and studies of the U.S. mining operations. The currently improved uranium market fundamentals and optimistic forecasts are encouraging, and the Company is continuing to evaluate additional opportunities to expand and develop its existing portfolio of uranium assets.

In order for the Company to focus on its uranium activities, the Company sold its Mongolian base and precious metals exploration properties to Fortress Minerals Corp. ("Fortress"), formerly Fortress IT Corp., on June 23, 2004. The Company had expended approximately Cdn$3.4 million on these properties over the last three years. In consideration for vending these exploration properties to Fortress, the Company received 28 million common shares, which gives the Company a 63% interest in Fortress. Currently, Fortress shares are trading in the range of Cdn $0.34 to $0.40 per share. Due to the Company's 63% interest in Fortress, the Fortress financials have been consolidated with the Company's financial statements.

As a result of this transaction, Fortress has approximately 1.75 million hectares of 100% owned prospective ground located throughout Mongolia. The 2004 field program includes a 2,000 metre drilling program on the Shiveen Gol project, as well as a number of geochemical, I.P. and ground magnetic geophysical programs on the Erdenet and Huvsgol project areas.

At the Company's White Mesa Mill (the "Mill"), the Company continues to focus on developing its alternate feed business as a feed source for the Mill. During the quarter, the Mill began receiving alternate feed material from a commercial metals producer. In addition to the forgoing material, the Company continues to receive deliveries of alternate feed materials from another uranium producer. While the Company does not receive a processing fee for this particular alternate feed material, it will produce uranium from these materials which can then be sold. As of the end of the third quarter of fiscal 2004, there was approximately 6,800 tons of this material at the Mill that contains over 460,000 lbs of uranium. The Company is currently evaluating the feasibility of processing these materials during fiscal 2005. The Company did not receive any material from the Linde site during the quarter due to the near completion of that project.

On August 16, 2004, the State of Utah became an Agreement State for the regulation of uranium mills. This means that the primary regulator for the Mill is now the Utah Department of Environmental Quality ("UDEQ") rather than the U.S. Nuclear Regulatory Commission. The Company looks forward to working with UDEQ and does not expect that this change will have a significant effect on Mill operations or costs.

With respect to its Urizon alternate feed program the Company and its partner, Nuclear Fuel Services, Inc. ("NFS"), are continuing to investigate the potential for alternative commercial opportunities to move the program forward in light of the U.S. Department of Energy's ("DOE's") recent decision not to fund the program at this time.

On the Company's Moab project, the U.S. Department of Energy ("DOE") is anticipated to release the draft Moab Tailings Environmental Impact Statement ("EIS") within the next four to six weeks for public comment. Once the draft is released there will be a period, anticipated to be approximately 45 days, for the public to comment on the EIS before it is submitted to DOE headquarters. The Company's proposal to relocate the Moab tailings pile to the Mill using slurry pipeline technology is one of five alternatives currently being considered in the scope of the EIS.

For the first nine months of fiscal 2004, the Company recorded a net loss of $3,297,760 ($0.04 per share) on revenues of $2,035,262, as compared to net income of $5,936,525 ($0.09 per share) on revenues of $12,372,505 for the first nine months of fiscal 2003. This difference is primarily due to the fact that the Mill was processing alternate feed materials during the same period of fiscal 2003, which generated operating profits combined with the accounting of the Fortress transaction which resulted in a book loss on the sale of the properties of $478,839. The Company received 28 million shares of Fortress recorded at Cdn $0.1185 per share. The Fortress shares are currently trading between Cdn $0.34 and $0.40 per share. In addition, the Company continues to have a strong cash and short term investment position of $10,614,144, exclusive of its Fortress shares.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis of the financial condition and results of operations for the Company for the period ended June 30, 2004 should be read in conjunction with the consolidated financial statements and accompanying notes. The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada.

OVERVIEW

IUC is incorporated under the Business Corporations Act (Ontario). The Company is engaged primarily in uranium exploration and in the business of recycling uranium-bearing waste materials, referred to as "alternate feed materials," for the recovery of uranium, alone or in combination with other metals, as an environmentally preferable alternative to the direct disposal of these waste materials. Alternate feed materials are generally ores or residues from other processing facilities that contain uranium in quantities or forms that can be recovered at the Company's Mill. In addition, the Company sells uranium recovered from these operations, as well as vanadium and other metals that can be produced as a co-product with uranium. The Company owns several uranium and uranium/vanadium mines in the U.S. that have been shut down pending further improvements in commodity prices.

Due to deteriorating commodity prices at the time and other factors, the Company ceased its uranium mining and exploration activities in 1999/2000, and shut down all of its mines and its Mongolian uranium joint venture indefinitely, pending significant improvements in commodity prices. During that time period, the Company focused its resources primarily on the continuing development of the alternate feed, uranium-bearing waste recycling business and the Company initiated a precious and base metals exploration program in Mongolia. During the third quarter of fiscal 2004, the Company completed the sale of its precious and base metals properties to Fortress. For this third quarter of fiscal 2004 report, results of Fortress have been consolidated from the date of acquisition.

As a result of the recent increases in uranium prices and improved market fundamentals, the Company acquired uranium exploration properties in the Athabasca Basin region of Saskatchewan, Canada, and commenced an exploration program on certain of those properties during the first quarter of fiscal 2004. While the Company has recommenced its uranium exploration program in Mongolia, further increases in both uranium and vanadium prices above current levels would be required in order for the Company to consider recommencing its U.S. mining activities, which have a higher cost of production.

In addition to its exploration programs, the Company intends to continue to devote significant resources to the development of the alternate feed, uranium-bearing waste recycling business. The Company expects that the development of the business of recycling uranium-bearing materials can continue to help offset

Mill and mine standby costs and, potentially, result in sustained profitable operations for the Company. While the Company has had considerable success to date in this initiative, and the alternate feed business has helped to offset Mill and mine standby costs, the Company has not to date developed a sufficient backlog of alternate feed business to result in sustained profitable operations for the Company solely from this business. Developing this backlog will continue to be a focus of the Company.

REVENUES

Revenues for the first nine months of fiscal 2004 consisted of revenues from vanadium sales, process milling fees generated under the Company's alternate feed processing agreements, and fees from engineering services. Revenues for the first nine months of fiscal 2004 were $2,035,262 as compared to $12,372,505 during the first nine months of fiscal 2003. There was no revenue during the third quarter of fiscal 2004. The decrease in revenue of $3,280,601 and $10,337,243 in the third quarter and the first nine months of fiscal 2004 as compared to 2003 is due to the fact the Mill has been on stand-by since May 23, 2003.

During the second quarter of fiscal 2004 the Company sold its inventory of vanadium black flake, which was produced in the 1999 conventional ore mill run, leaving an ending inventory of approximately 65,000 pounds of vanadium, as vanadium pregnant liquor. Vanadium prices are currently trading in the range of $5.00 to $6.25 per pound V(2)O(5). The Company is continuing to evaluate opportunities to sell its vanadium pregnant liquor inventory.

As the Mill is currently on stand-by, alternate feed processing activities during the nine months ended June 30, 2004 consisted primarily of the receipt of material from the Linde site and from another commercial metals producer. The Company receives a recycling fee for a majority of the alternate feed materials once they are delivered to the Mill. Fees are recorded as deferred revenue until the material is processed at which time they are recognized as revenue. In addition to the recycling fees, the Company will retain any uranium recovered from these materials, which can be sold in subsequent periods.

In addition to the foregoing alternate feed materials, the Company continues to receive deliveries of alternate feed materials from another uranium producer under a long-term arrangement. While the Company will not receive a processing fee for this particular alternate feed material, it will produce uranium from these materials, which will then be sold. As of June 30, 2004, there were approximately 6,800 tons of these materials at the Mill, containing approximately 461,100 lbs of uranium. Revenues from these materials will be recognized as recovered uranium is sold. Materials received from other uranium producers or private industry sources tend to be relatively high in uranium content but relatively small in volume as compared to materials from the Ashland and Linde projects.

COST OF PRODUCTS AND SERVICES SOLD

In the second quarter of fiscal 2004, cost of goods sold of $696,905 was recognized as a result of the sale of the Company's vanadium black flake inventory.

Process milling expenditures for the first nine months of fiscal 2004 of $76,694 represent expenditures incurred receiving alternate feed materials. These expenditures decreased by $4,434,893 as compared to processing milling expenditures of $4,511,587 during the first nine months of fiscal 2003. The decrease is due to the fact that the Mill has been on stand-by since May 23, 2003. During the first nine months of fiscal 2004, the Company received 3,440 tons of alternate feed material from the Linde site and an additional 3,707 tons of material from another commercial metals producer. As of June 30, 2004, approximately 42,900 tons of material remained in stockpile waiting to be processed during the next mill run. The timing of the next mill run will depend on a number of factors such as uranium price and the amount of material available to be processed.

MILL STAND-BY

Mill stand-by expenses consist primarily of payroll and related expenses for personnel, parts and supplies, contract services and other overhead expenditures required to maintain the Mill on stand-by status until a sufficient stockpile of alternate feed material or other ores has been accumulated to justify an efficient mill run. Mill stand-by expenses for the first nine months of fiscal 2004 were $1,805,684 as compared to $250,443 for the first nine months of fiscal 2003. The increase of $1,555,241 was due to approximately one month of Mill stand-by during the first nine months of fiscal 2003 versus nine months during fiscal 2004.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses consist primarily of payroll and related expenses for personnel, legal, contract services and other overhead expenditures. Selling, general and administrative expenses for the third quarter and first nine months of fiscal 2004 were $812,273 (of which $237,615 is attributable to Fortress) and $2,429,498 (of which $237,615 is attributable to Fortress) respectively, as compared to selling, general and administrative expenses of $926,625 and $2,136,478 for the comparable periods in fiscal 2003. The decrease of $55,402 for the comparable nine month periods, exclusive of Fortress expenses, was the result of decreases in Urizon and other alternate feed expenditures of $848,910, offset by increases of $914,301 in other selling, general and administrative expenditures. These increases are partially attributable to the engineering services that the Company has provided. In addition to the engineering services costs, the increase is also the result of increased audit/accounting fees, legal fees associated with the acquisition of the Canadian uranium exploration properties, increased investor relation expenditures and costs associated with the downsizing of the Denver office.

EXPLORATION

Uranium Exploration
-------------------

In the first quarter of fiscal 2004, the Company acquired interests in uranium exploration properties in the Athabasca Basin region of Saskatchewan, Canada and commenced an exploration program on certain of those properties. Total gross program expenditures, including capitalized exploration expenditures, for the third quarter and first nine months of fiscal 2004 were $344,113 and $1,144,342 respectively. The expenditures to date have primarily been on the Moore Lake project.

The Company also has a 70% interest in the Gurvan-Saihan Joint Venture ("GSJV") in Mongolia. The other parties to the joint venture are the Mongolian government as to 15% and Geologorazvedka, a Russian geological concern, as to 15%. Other than the licensing of new lands in anticipation of a renewed exploration program later in fiscal 2004, this in-situ leach uranium project remained on stand-by. During the first nine months of fiscal 2004 the Company spent approximately $72,479 on GSJV activities.

Precious and Base Metals Exploration
------------------------------------

During the third quarter of fiscal 2004, the Company completed the sale of its precious and base metals exploration properties in Mongolia to Fortress to concentrate on the Company's uranium activities. As of June 30, 2004, the results of Fortress are accounted for on a consolidated basis.

OTHER INCOME AND EXPENSE

Net interest and other income from the sale of equipment and investments, offset by foreign exchange losses, for the first nine months of fiscal 2004 was $360,188 (of which $129,509 is other income reported by Fortress) as compared to $601,475 during the first nine months of fiscal 2003. The decrease of $241,287 was primarily the result of a reduction in investment income of $164,129 and an increase in foreign exchange losses of $94,466. The other income was offset by a loss of $478,839 on the sale of the Company's precious and base metals properties to Fortress. Also included in the other income is the minority interest of $39,892, which represents the portion (36.9%) of Fortress' net loss of $108,109 which is not attributable to the Company on a consolidated basis.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2004, the Company had cash and short-term investments of $10,614,144 and working capital of $11,639,378 as compared to cash and short-term investments of $4,729,039 and working capital of $7,294,884 at September 30, 2003. In the first nine months of fiscal 2004 the increase of $4,344,494 in working capital was primarily due to the receipt of net proceeds from private placements for 6.7 million common shares at a price of Cdn $1.50 per share and 2 million flow through common shares at a price of Cdn $1.10 per share, offset by increased Canadian exploration activities and the investment in shares of JNR Resources Inc.

Net cash used in operating activities was $851,187 for the first nine months of fiscal 2004 and consisted primarily of the net loss from continuing operations of $3,297,760, adjusted for non-cash items of depreciation of $342,388, offset by a decrease in inventory of $605,504, and decreases in accounts payable and accrued liabilities of $92,658. The decrease in accounts payable and accrued liabilities reflects the payment of standard operating expenses during the quarter.

Net cash used in investment activities was $3,235,490 for the nine months ended June 30, 2004 and consisted primarily of expenditure on mineral properties. Restricted investments increased by $271,918 as a result of interest income during the quarter and the Company invested $723,226 in JNR Resources Inc. during the first six months of fiscal 2004.

Net cash provided by financing activities for the nine months ended June 30, 2004 totaled $9,971,782 and consisted primarily of proceeds from the issuance of
8.7 million common shares and the minority interest.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company's consolidated financial statements in conformity with accounting principles in Canada and the United States requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities, and disclosure of contingent liabilities.

The most critical accounting principles upon which the Company's financial status depends are those requiring estimates of the timing and amount of future reclamation obligations and the recoverability of its capitalized mineral property expenditures.

On an ongoing basis, management re-evaluates its estimates and assumptions. However actual amounts could differ from those based on such estimates and assumptions.

CONTRACTUAL OBLIGATIONS

The Company has a reclamation obligation of $12,507,614, the timing of which will depend upon the Company's business objectives. While this reclamation obligation was valued on the assumption that the Company must be able to fund reclamation of the White Mesa Mill and U.S. mining operations at any time, the Company currently has no intention of placing the Mill or U.S. mines into reclamation in the foreseeable future.

The Company also has operating lease obligations of $112,000 for fiscal 2005 and $34,000 for the following two fiscal years.

ENVIRONMENTAL RESPONSIBILITY

Each year, the Company reviews the anticipated costs of decommissioning and reclaiming its Mill and mine sites as part of its environmental planning process. The Company also formally reviews the Mill's reclamation estimate annually with the U.S. Nuclear Regulatory Commission. The Mill and mine reclamation estimates at June 30, 2004 are $12,507,614, which are currently expected to be sufficient to cover the projected future costs for reclamation of the Mill and mine operations. However, there can be no assurance that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained in the Company's financial statements.

The Company has posted bonds as security for these liabilities and has deposited cash, cash equivalents, and fixed income securities as collateral against these bonds. For fiscal 2004 and 2003, the amount of these restricted investments collateralizing the Company's reclamation obligations was $12,378,865 and $12,106,947 respectively. The increase of $271,918 was due to interest income from these investments.

As mentioned in previous reports, the Company had detected some chloroform contamination at the Mill site that appeared to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the Mill facility and from septic drain fields that were used for laboratory and sanitary wastes prior to construction of the Mill's tailings cells. In April 2003, the Company commenced an interim remedial program of pumping the chloroform-contaminated water from the groundwater to the Mill's tailings cells. This will enable the Company to begin clean up of the contaminated areas and to take a further step towards resolution of this outstanding issue. Although the investigations to date indicate that this contamination appears to be contained in a manageable area, the scope and costs of remediation have not yet been determined and could be significant.

RESEARCH AND DEVELOPMENT

The Company does not have a research and development program per se. Process development efforts expended in connection with the processing of alternate feeds are included as a cost of processing. Process development efforts expended in the evaluation of potential alternate feed materials that are not ultimately processed at the Mill are included in Mill overhead costs. The Company does not rely on patents or technological licenses in any significant way in the conduct of its business.

TREND INFORMATION

During the period 1997 through 2000, the Company saw a deterioration in both uranium and vanadium prices, from $11.00 per pound of U(3)O(8) and $4.10 per pound of V(2)O(5) in October 1997 to $7.40 per pound of U(3)O(8) and $1.70 per pound of V(2)O(5) at the end of September, 2000. As a result of these decreases in commodity prices, the Company decided to cease its uranium and uranium/vanadium mining and exploration activities in 1999, and shutdown all of its uranium and uranium/vanadium mines and its Mongolian Gurvan-Saihan Joint Venture. The Company decided to marshal its resources and to concentrate its operations primarily on the continuing development of the alternate feed, uranium-bearing waste recycling business.

Beginning in July, 2003 uranium prices began to strengthen from $10.90 per pound U(3)O(8) to $19.00 per pound U(3)O(8) as of August 20, 2004. As a result of these price increases the Company acquired additional uranium exploration properties in Canada in fiscal 2004 and has commenced an aggressive exploration program on certain of those properties. In addition, the Company has recommenced a preliminary reconnaissance exploration program on its Gurvan-Saihan Joint Venture uranium project in Mongolia. In addition to the increases in uranium price, vanadium prices are currently trading in the range of $5.00 to $6.25 per pound V(2)O(5). With these higher uranium and vanadium prices, the Company has initiated an internal study on the potential re-opening of its U.S. mining operations.

Although the Mill's tailings system currently has capacity to process all of the alternate feed materials under contract with the Company, this capacity is expected to run out within the next one to three years, depending on the level of success of the Company in entering into contracts for the processing of additional feed materials or if the Mill begins processing conventional ore. In order to provide additional tailings capacity, the Company will have to repair existing tailings Cell No. 4A, at an estimated cost of $1.5-$3.0 million. In addition, if Cell No. 4A is put into use, the reclamation obligation for the Mill would increase by approximately $1.0 million, which would require an increase in the Mill's reclamation bond by that amount. The repair of Cell No. 4A will provide the Company with approximately 2 million tons of additional tailings capacity, which should be ample capacity for the foreseeable future.

OUTLOOK FOR 2004

With the recent increases in uranium price and the improvement in uranium market fundamentals, the Company will be focusing more on acquisition and development of world-class uranium projects, including its Canadian exploration properties, while also continuing to aggressively pursue additional alternate feed material for the White Mesa Mill.

Revenues for fiscal 2004 will be lower than those exhibited in 2003 due to the decision to extend the Mill stand-by period until the beginning of fiscal 2005. Currently, the Company is completing the confirmatory test work necessary for a mill run early in fiscal 2005 in which three alternate feed materials, containing nearly 500,000 pounds of uranium, would be processed. While no further materials are anticipated to be shipped from the Linde site or from other facilities through the remainder of the year, the Company is currently pursuing projects from other commercial parties, which the Company expects will result in the receipt of additional alternate feed materials in fiscal 2005.

In the first quarter of fiscal 2003, the Company entered into a joint venture with Nuclear Fuel Services, Inc. ("NFS") for the pursuit of an alternate feed program for the Company's Mill. The joint venture is carried out through Urizon Recovery Systems, LLC, a 50/50 joint venture company. The Company and NFS are investigating alternative commercial arrangements, and re-evaluating the feasibility of the project, as a result of the Department of Energy's recent decision not to fund the program at this time.

With higher uranium prices, the Company has restarted activity in Mongolia on its Gurvan-Saihan Joint Venture, and has begun a study to evaluate the feasibility of re-opening some of its U.S. mine sites.

In Canada, the Company's exploration program on its Moore Lake project, with JNR Resources Inc., will continue throughout 2004 with additional drilling and focused geophysical programs. In addition to the Moore Lake property, the Company will expand its exploration program to other properties held 100% by the Company or joint ventured with other companies and will continue to joint venture or acquire additional properties in the Athabasca Basin.

RISKS AND UNCERTAINTIES

Exploration for and development of mineral properties involves significant financial risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling, constructing mining and process facilities at a site, developing metallurgical processes and extracting uranium and other metals from ore. It is impossible to ensure that the current exploration programs of the Company will result in profitable commercial mining operations.

Under the NRC's Alternate Feed Guidance, the Mill is required to obtain a specific license amendment allowing for the processing of each new alternate feed material. Various third parties have challenged certain of the Mill's license amendments, although none of such challenges have been successful to date. The Company intends to continue to defend its positions and the validity of its license amendments and proposed license amendments. If the Company does not ultimately prevail in any such actions and any appeals therefrom, the Company's ability to process certain types of alternate feeds, in certain circumstances, may be adversely affected, which could have a significant impact on the Company.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in the foregoing Management's Discussion and Analysis and elsewhere in this Report to Shareholders constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Risk factors that could affect the Company's future results include, but are not limited to, risks inherent in mineral exploration and development, competition, environmental regulations, reliance on alternate feed income, the ability to develop the alternate feed business, changes to reclamation requirements, dependence on a limited number of customers, volatility and sensitivity to market prices for uranium and vanadium, the impact of changes in foreign currencies' exchange rates, political risk arising from operating in Mongolia, changes in government regulation and policies including trade laws and policies, demand for nuclear power, replacement of reserves and production, receipt of permits and approvals from governmental authorities (including amendments for each alternate feed transaction) and other operating and development risks.

                        INTERNATIONAL URANIUM CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                             (UNITED STATES DOLLARS)

                                                     JUNE 30, 2004     SEPTEMBER 30, 2003
                                                      (UNAUDITED)           (AUDITED)
                                                     -------------     ------------------
 ASSETS
   Current assets:

   Cash and cash equivalents                          $  9,524,184        $  3,639,079
   Short-term investments                                1,089,960           1,089,960
   Trade and other receivables                             393,661             833,038
   Inventories                                           1,155,430           1,761,368
   Prepaid expenses and other                              230,701             382,488
   Due from Urizon Joint Venture                             2,836             451,152
                                                      ------------        ------------
                                                        12,396,772           8,157,085

   Plant and equipment, net                              2,783,266           2,825,238
   Mineral properties                                    3,964,487           1,776,982
   Marketable securities (Note 2)                          723,226                   -
   Intangible assets                                       750,000             750,000

   Restricted investments (Note 3)                      12,378,865          12,106,947
                                                      ------------        ------------
                                                      $ 32,996,616        $ 25,616,252
                                                      ============        ============

 LIABILITIES
   Current liabilities:
   Accounts payable and accrued liabilities           $    754,060        $    847,729
   Notes payable                                             3,334              14,472
                                                      ------------        ------------
                                                           757,394             862,201

   Notes payable, net of current portion                    51,052              51,052
   Reclamation obligations (Note 4)                     12,507,614          12,320,983
   Deferred revenue                                      2,591,162           2,158,938
   Other long-term liability                                99,593              98,582
   Minority interest                                     1,138,766                   -
                                                      ------------        ------------
                                                        17,145,581          15,491,756
                                                      ------------        ------------

 SHAREHOLDERS' EQUITY
   Share capital (77,890,066 and 68,970,066
     shares issued and outstanding)                     46,739,795          37,935,533
     Value assigned to stock options (Note 7)              220,037                   -
   Deficit                                             (31,108,797)        (27,811,037)
                                                      ------------        ------------
                                                        15,851,035          10,124,496
                                                      ------------        ------------
                                                      $ 32,996,616        $ 25,616,252
                                                      ============        ============


ON BEHALF OF THE BOARD



Ron F. Hochstein, Director                           Lukas H. Lundin, Director

                        INTERNATIONAL URANIUM CORPORATION
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                       (UNITED STATES DOLLARS) (UNAUDITED)

                                                         THREE MONTHS ENDED JUNE 30         NINE MONTHS ENDED JUNE 30
                                                            2004             2003             2004             2003
                                                        ------------     ------------     ------------     ------------
OPERATIONS
Revenue
   Vanadium                                             $          -     $          -     $  1,582,628     $          -
   Process milling                                                 -        3,280,601           31,452       12,372,505
   Engineering services                                            -                -          421,182                -
                                                        ------------     ------------     ------------     ------------
     Total revenue                                                 -        3,280,601        2,035,262       12,372,505
                                                        ------------     ------------     ------------     ------------
Costs and expenses
   Vanadium cost of sales                                          -                -          696,905                -
   Process milling expenditures                                3,239        1,016,566           76,694        4,511,587
   Mill stand-by expenditures                                601,335          250,443        1,805,684          250,443
   Selling, general and administrative                       812,273          926,625        2,429,498        2,136,478
   Stock based compensation                                        -                -          220,037                -
   Exploration general                                       (86,160)         111,984            5,470          192,669
   Write-down of mineral properties                          (37,162)               -                -                -
   Gain on disposition of other asset                              -                -                -          (79,000)
   Depreciation                                                6,598            8,190           19,978           25,278
                                                        ------------     ------------     ------------     ------------
                                                           1,300,123        2,313,808        5,254,266        7,037,455
                                                        ------------     ------------     ------------     ------------

Operating income (loss)                                   (1,300,123)         966,793       (3,219,004)       5,335,050

   Net interest and other income                             126,103          149,197          354,992          518,382
   Gain (loss) on sale of equipment and investments           59,051           10,424           99,665           83,093
   Loss on sale of subsidiary                               (478,839)               -         (478,839)               -
   Foreign exchange gain (loss)                             (122,831)            (538)         (94,466)               -
   Minority interest                                          39,892                -           39,892                -
                                                        ------------     ------------     ------------     ------------
Net (loss) income for the period                          (1,676,747)       1,125,876       (3,297,760)       5,936,525
                                                        ============     ============     ============     ============

Basic and diluted (loss) income per share               $      (0.02)    $       0.02     $      (0.04)    $       0.09
                                                        ============     ============     ============     ============

Basic weighted average number of shares outstanding       77,872,923       68,178,794       75,609,480       66,389,257

DEFICIT
Deficit, beginning of period                             (29,432,050)     (28,533,540)     (27,811,037)     (33,344,189)
   Net (loss) income for the period                       (1,676,747)       1,125,876       (3,297,760)       5,936,525
                                                        ------------     ------------     ------------     ------------
DEFICIT, END OF PERIOD                                  $(31,108,797)    $(27,407,664)    $(31,108,797)    $(27,407,664)
                                                        ============     ============     ============     ============

                        INTERNATIONAL URANIUM CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                       (UNITED STATES DOLLARS) (UNAUDITED)

                                                                THREE MONTHS ENDED JUNE 30       NINE MONTHS ENDED JUNE 30
                                                                    2004            2003            2004           2003
                                                                -----------     -----------     -----------     -----------
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES

Net (loss) income for the period                                $(1,676,747)    $ 1,125,876     $(3,297,760)    $ 5,936,525
Items not affecting cash
   Depreciation and amortization                                    112,836         143,988         342,388         491,718
   Gain on sale of equipment                                        (20,330)        (13,939)        (60,944)        (93,364)
   Gain on sale of short-term investments                                 -               -               -        (121,806)
   Gain on disposition of other asset                                     -               -               -         (79,000)
   Write-down of mineral properties                                 (37,162)              -                               -
Changes in non-cash working capital items
   Decrease (increase) in trade and other receivables             1,371,286        (405,470)        887,693        (958,091)
   (Increase) decrease in inventories                               (31,083)       (139,868)        605,938        (140,133)
   Decrease in other current assets                                  19,306          66,225         151,787         176,055
   Increase (decrease) in other accounts payable and
      accrued liabilities                                           195,910         123,276         (92,658)        229,595
   Increase (decrease) in deferred revenue                          233,944      (2,418,906)        432,224      (9,405,263)
   Minority interest                                                (39,892)              -         (39,892)              -
   Stock based compensation                                               -                         220,037
                                                                -----------     -----------     -----------     -----------
   NET CASH PROVIDED BY (USED IN) OPERATIONS                        128,068      (1,518,818)       (851,187)     (3,963,764)
                                                                -----------     -----------     -----------     -----------

INVESTING ACTIVITIES

   Purchase plant and equipment                                     (42,065)         (8,243)       (113,786)        (67,152)
   Mineral properties                                              (654,842)       (217,919)     (2,187,505)       (464,321)
   Purchase of intangible asset                                           -               -               -        (750,000)
   Proceeds from sale of short-term investments                           -         996,675               -       2,373,935
   Proceeds from sale of surplus equipment                           20,330          12,054          60,944         103,054
   Purchase of marketable securities                                      -               -        (723,225)       (996,675)
   (Increase) decrease in restricted investments                    (90,805)       (113,602)       (271,918)        654,948
                                                                -----------     -----------     -----------     -----------
   NET CASH (USED IN) PROVIDED BY INVESTMENT ACTIVITIES            (767,382)        668,965      (3,235,490)        853,789
                                                                -----------     -----------     -----------     -----------

FINANCING ACTIVITIES

   Decrease in notes payable                                         (4,859)         (3,410)        (11,138)         (9,217)
   Settlement of other asset                                              -               -               -        (280,000)
   Issuance of common shares                                              -               -       8,747,097               -
   Minority interest                                              1,178,658               -       1,178,658               -
   Exercise of stock options                                          5,450         357,242          57,165         430,786
                                                                -----------     -----------     -----------     -----------
   NET CASH PROVIDED BY FINANCING ACTIVITIES                      1,179,249         353,832       9,971,782         141,569
                                                                -----------     -----------     -----------     -----------

Increase (decrease) in cash and cash equivalents                    539,935        (496,021)      5,885,105      (2,968,406)
Cash and cash equivalents, beginning of period                    8,984,249       4,238,397       3,639,079       6,710,782
                                                                -----------     -----------     -----------     -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD                        $ 9,524,184     $ 3,742,376     $ 9,524,184     $ 3,742,376
                                                                ===========     ===========     ===========     ===========

INTERNATIONAL URANIUM CORPORATION
Notes to Consolidated Financial Statements
(United States Dollars) (Unaudited)

1.    Basis of Preparation of Financial Statements

      These unaudited interim consolidated financial statements of the Company, its subsidiaries and Fortress Minerals Corp., which the Company holds a 63.1% interest in, have been prepared in accordance with accounting principles generally accepted in Canada on a basis consistent with the consolidated financial statements of the Company included in its 2003 annual report.

      These unaudited interim consolidated financial statements follow the same accounting policies as the most recent audited annual consolidated financial statement of the Company. They do not contain all of the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the consolidated financial statements included in the Company's 2003 annual report.

2.    Marketable securities

      The Company has invested in total $723,226 in JNR Resources Inc. during fiscal 2004 representing approximately 6% of the shares outstanding of JNR Resources Inc. As at June 30, 2004 the market value of the investment was $1,208,655 (U.S.)

3.    Restricted Investments

      Amounts represent cash and fixed income securities the Company has placed on deposit to secure its reclamation and performance bonds (Note 3).

                                        June 30, 2004        September 30, 2003
                                        -------------        ------------------
Cash and cash equivalents                 $ 2,907,449           $ 2,177,688
Fixed income securities                     9,471,416             9,929,259
                                          -----------           -----------
                                          $12,378,865           $12,106,947
                                          ===========           ===========

4.    Provisions for Reclamation

      Estimated future decommissioning and reclamation costs of the Mill and U.S. mining properties are based principally on legal and regulatory requirements. At June 30, 2004, $12,507,614 was accrued for reclamation costs, and this amount also includes the bond posted in favor of the United States Nuclear Regulatory Commission and the applicable state regulatory agencies as partial security for these liabilities. The Company has deposited cash and fixed income securities on account of these obligations.

      Elements of uncertainty in estimating reclamation and decommissioning costs include potential changes in regulatory requirements, decommissioning and reclamation alternatives and the scope of reclamation activities. Actual costs will differ from those estimated and such differences may be material.

5.    Share Capital

      a.    Authorized - unlimited number of common shares.

      b.    Issued and outstanding

      Shares

                                        June 30, 2004        September 30, 2003
                                        -------------        ------------------
Beginning of period                       68,970,066             65,735,066
Employee stock options exercised             220,000              3,235,000
Private placements                         8,700,000                      -
                                          ----------             ----------
End of period                             77,890,066             68,970,066
                                          ==========             ==========

      Amount

                                        June 30, 2004        September 30, 2003
                                        -------------        ------------------
Beginning of period                      $37,935,533            $37,466,609
Employee stock options exercised              57,165                469,924
Private placements                         8,747,097                     -
                                         -----------            -----------
End of period                            $46,739,795            $37,935,533
                                         ===========            ===========

6.    Minority interest

      During the third quarter ended June 30, 2004, the Company transferred all its Mongolian precious and base metals exploration properties to Fortress Minerals Corp. in return for 28 million common shares of Fortress Minerals Corp., representing 63.1% of the then issued and outstanding shares. This interest gives the Company a minority interest of $1,178,658. The Company incurred a loss of $478,839 on the transfer of the properties.

7.    Stock options

      The Company has adopted a stock option plan under which the Board of Directors may from time to time grant to directors, officers, key employees and consultants of the Company, options to purchase shares of the Company's common stock. These options are intended to advance the interests of the Company by providing eligible persons with the opportunity, through share options, to acquire an increased proprietary interest in the Company. Options granted under the share option plan have an exercise price equal to the fair market value of such shares on the date of grant. All outstanding options granted to date vest immediately and expire three years from the date of the grant of the option.

      Stock options outstanding and exercisable as of June 30 2004 were as follows:

                       Options Outstanding and Exercisable
--------------------------------------------------------------------------------
                            Average Remaining               Weighted Average
Number Outstanding       Contractual Life (Years)       Exercise Price Per Share
--------------------------------------------------------------------------------
  200,000                        0.54                          Cdn $0.30
  250,000                        1.28                          Cdn $0.31
1,875,000                        2.41                          Cdn $1.01
   10,000                        2.54                          Cdn $1.36
  100,000                        2.71                          Cdn $2.43
--------------------------------------------------------------------------------
2,435,000                        2.15                          Cdn $0.94
================================================================================

      For income statement purposes the Company has elected in accordance with CICA Handbook, Section 3870, to only expense stock-based compensation for non-employees, but not directors, officers and employees of the Company. In the first quarter of fiscal 2004, the Company expensed stock based compensation for non-employees in the amount of $220,037, which has been credited to value assigned to stock options. The compensation expense for the non-employees and the fair values of options included in pro-forma amounts below, have been estimated using an option-pricing model. Assumptions used in the pricing model are as follows:

Dividend yield                                                              0%
Average risk free interest rate                                          3.12%
Expected volatility                                                        65%
Expected life of options                                               3 years

      Had the Company followed the fair value method of accounting the Company would have recorded additional compensation expense of $3,370 for the third quarter of fiscal 2004 and $724,975 for first nine months of fiscal 2004 in respect of its employee and director stock options. Pro forma earnings information determined under the fair value method of accounting for stock options is as follows:


                                            3 Months Ended       9 Months Ended
                                             June 30, 2004        June 30, 2004
                                            --------------       --------------
Net loss as reported                          $(1,676,747)         $(3,297,760)
Compensation expense                          $    (3,370)         $  (724,975)
Pro forma                                     $(1,680,117)         $(4,022,735)

Basic and diluted loss per share:
As reported                                   $     (0.02)         $     (0.04)
Pro forma                                     $     (0.02)         $     (0.05)

      Net income or loss per share was calculated on the basis of the weighted average number of shares outstanding for the year. The weighted average number of shares outstanding for the nine months to June 30, 2004 was 75,609,480.

      Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

8.    Segmented Information

      a.    Geographic information

                                           Nine Months Ending
                                    June 30, 2004      June 30, 2003
                                    -------------      -------------
Revenue
   United States                     $2,035,262         $12,372,505
                                     ----------         -----------
                                     $2,035,262         $12,372,505
                                     ==========         ===========

                                           Nine Months Ending
                                    June 30, 2004      June 30, 2003
                                    -------------      -------------
Net Income (loss)
   Canada                            $  (926,273)        $ (207,778)
   United States                      (2,156,801)         6,530,177
   Mongolia                             (214,686)          (385,874)
                                     -----------         ----------
                                     $(3,297,760)        $5,936,525
                                     ===========         ==========

                                     At June 30, 2004     At September 30, 2003
                                     ----------------     ---------------------
Total assets
   Canada                               $ 9,273,899            $   465,510
   United States                         22,747,544             23,047,594
   Mongolia                                 975,173              2,103,148
                                        -----------            -----------
                                        $32,996,616            $25,616,252
                                        ===========            ===========

9.    Contingency

      In the first quarter of fiscal 2004, the Company received a demand and threat of pursuit of litigation in respect of alleged preferential payments by a former customer, in the amount of approximately $1.2 million, that were paid pursuant to certain contracts with the Company. The former customer filed for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code in January, 2002. That company subsequently sold substantially all of its assets to The Shaw Group, Inc. ("Shaw"), who assumed the contracts in question and is now performing the contracts with the Company. In May 2004 the Company received a formal Complaint under the bankruptcy proceedings, demanding that any such preferential payments be returned to the bankrupt's estate, unless the Company can demonstrate that such payments were made under contracts that were assumed by Shaw. The Company continues to dispute this claim and is currently in the process of providing such evidence to the bankrupt's estate in order to bring this matter to a resolution.